Exhibit 99.2

Suntech Provides Update with respect to NYSE Appeal

GEORGE TOWN, Cayman Islands - February 14, 2014 — Suntech Power Holdings Co., Ltd. (OTC: STPFQ) (the “Company” or “Suntech”) today announced that the NYSE’s Committee for Review has upheld a decision previously made by NYSE Regulation, Inc. to commence delisting proceedings of the Company’s American Depositary Shares. The Company expects a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934) will be filed shortly with the U.S. Securities and Exchange Commission to delist the Company’s American Depositary Shares.

As previously announced, trading of the Company’s American Depositary Shares has been suspended by the NYSE since November 11, 2013. Quotations of the Company’s American Depositary Shares have been, and the Company expects will continue to be, available on the OTC market under the symbol “STPFQ”.

About Suntech

Suntech Power Holdings Co., Ltd. (OTC: STPFQ), through its international subsidiaries, has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, and include the timing of the Company’s delisting from the NYSE, the ability to obtain quotations of the Company’s American Depositary Shares on the OTC market, and similar statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For media enquiries, please contact:

Prue Lawson

Ph: +1 345 914 8662

Email: prue.lawson@ky.pwc.com

Ryan Scott Ulrich

Public Relations and Investor Relations Director

Ph: +86 510 8531 8654

Email: ryan.ulrich@suntech-power.com